Exhibit 99.3  Press Release


April 21, 1997

                      For Further Information Contact:
                      David M. Bradley
                      Chairman, President & Chief Executive Officer North Central Bancshares, Inc.
                      825 Central Avenue
                      Fort Dodge, Iowa 50501
                      Phone:  (515) 576-7531

               NORTH CENTRAL BANCSHARES, INC. ANNOUNCES EARNINGS
                                (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Fort Dodge (the "Bank"), announced today that the Company earned $889,000, or $0.27 per share for the first quarter of 1997. This compares to net income of $656,000, or $0.17 per share during the first quarter of 1996.

On March 20, 1996, First Federal Savings Bank completed a reorganization from a mutual holding company form of organization to a stock holding company form of organization. Pursuant to this transaction, the Bank became a wholly-owned subsidiary of North Central Bancshares, Inc. and the Company replaced the Bank as the issuer listed by The Nasdaq Stock Market. In addition to the exchange of the Bank's common stock for 1,385,590 shares of the Company's stock, the Company sold 2,625,467 shares of stock in a subscription offering. This stock offering resulted in net proceeds for the Company of $25.4 million.

Total assets at March 31, 1997 were $203.5 million as compared to $203.1 million at December 31, 1996. The increase in total assets resulted primarily from increases in securities available for sale, loans and other assets, partially offset by decreases in cash and securities held to maturity. Deposits increased $2.7 million, or 2.0% from $129.7 million at December 31, 1996 to $132.4 million at March 31, 1997. Other borrowed funds decreased $3.0 million or 13.6% from $22.3 million at December 31, 1996 to $19.3 million at March 31, 1997.

Nonperforming assets were 0.22% of total assets as of March 31, 1997 compared to 0.15% of total assets as of December 31, 1996. The allowance for loan losses was $2.0 million or 1.17% of total loans at March 31, 1997, compared to $2.0 million or 1.14% of total loans at December 31, 1996.

The net interest margin for the three months ended March 31, 1997 was 4.15% compared to 3.89% for the corresponding three months in 1996, primarily due to the use of the proceeds of the offering during the entire first quarter of 1997, as compared to the use of such funds for only several days in the first quarter of 1996. Net interest income for the three months ending March 31, 1997 was $2.1 million, an increase of 17.8% from $1.7 million for the corresponding period last year. Interest income for the three months ended March 31, 1997 increased $327,000, or 9.2%, compared with the corresponding period in 1996, due primarily to increased average balances of interest-earning assets. Interest expense increased $18,000 or 1.0%, when comparing the three months ended March 31, 1997 with the corresponding period of 1996. The


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

increase in interest expense was due primarily to an increase in the average balance of interest-bearing liabilities.

The Bank's provision for loan losses was $60,000, for the three months ended March 31, 1997 and 1996. The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectiblity of the Bank's loan portfolio.

Noninterest income increased $62,000, or 14.7%, primarily as a result of the increases in abstract fees due to increased sales volume and noninterest expense increased $34,000 or 3.2%, for the three months ended March 31, 1997 compared to the corresponding period of 1996.

Stockholders' equity was $50.0 million at March 31, 1997, compared to $49.2 million at December 31, 1996. Book value, or stockholders' equity, per share at March 31, 1997 was $14.59 and was $14.36 at December 31, 1996. The ratio of stockholders' equity to total assets was 24.6% at March 31, 1997, as compared to 24.2% at December 31, 1996.

North Central Bancshares, Inc. serves north central Iowa at 4 full service locations in Fort Dodge, Nevada and Ames, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Fort Dodge, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".


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

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)   March 31, 1997    December 31, 1996
                                                          --------------    ------------------
Assets
  Cash and cash equivalents                                 $   3,013           $   3,937
  Securities available for sale                                23,382              23,104
  Securities held to maturity (Market value
   $1.0 million and $3.5 million, respectively)                 1,000               3,500
  Loans (net of allowance of loan loss of $2.0
   million and $2.0 million, respectively)                    168,923             165,831
  Other assets                                                  7,179               6,721
                                                            ---------           ---------
    Total Assets                                            $ 203,497           $ 203,093
                                                            =========           =========
Liabilities
  Deposits                                                  $ 132,374             129,722
  Other borrowed funds                                         19,300              22,335
  Other liabilities                                             1,784               1,801
                                                            ---------           ---------
    Total Liabilities                                         153,458             153,858
Stockholders' Equity                                           50,039              49,235
                                                            ---------           ---------
Total Liabilities and Stockholders' Equity                  $ 203,497           $ 203,093
                                                            =========           =========
Stockholders' equity to total assets                            24.59%              24.24%
                                                            =========           =========
Book value per share                                        $   14.59           $   14.36
                                                            =========           =========
Total shares outstanding                                    3,429,455           3,429,455
                                                            =========           =========



Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)
                                                              For the Three Months
                                                                Ended March 31,
                                                               1997          1996
                                                              ------        ------
Interest income                                               $3,905        $3,578
Interest expense                                               1,854         1,837
                                                              ------        ------
   Net interest income                                         2,051         1,741
Provision for loan loss                                           60            60
                                                              ------        ------
   Net interest income after provision for loan loss           1,991         1,681
Noninterest income                                               484           408
Gain on the sale of securities available for sale                 --            14
Noninterest expense                                            1,110         1,075
                                                              ------        ------
   Income before income taxes                                  1,365         1,028
Income taxes                                                     476           372
                                                              ------        ------
   Net income                                                 $  889        $  656
                                                              ======        ======

Earnings per share                                            $ 0.27        $ 0.17
                                                              ======        ======

Selected Financial Ratios

                                                                  For the Three Months
                                                                    Ended March 31,
                                                                  1997           1996
                                                                  -----          -----
Performance ratios:
   Net interest spread                                             2.87%          2.94%
   Net interest margin                                             4.15%          3.89%
   Return on average assets                                        1.74%          1.43%
   Return on average equity                                        7.15%          7.69%
   Efficiency ratio (noninterest expense divided by the
      sum of net interest income before provision for
      loan losses plus noninterest income)                        43.79%         49.55%

                                                        March 31, 1997   December 31, 1996
                                                        --------------   -----------------
Asset Quality Ratios:
   Nonaccrual loans to total net loans                       0.18%             0.11%
   Nonperforming assets to total assets                      0.22%             0.15%
   Allowance for loan losses as a percent
      of total loans receivable                              1.17%             1.14%


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